Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended	Actual Year	Actual Year	Actual Year	Actual Year	Actual year
(Dollars In Thousands)	01/31/09	10/08	10/07	10/06	10/05	10/04
Net (loss) income	$(178,410)	$(1,124,590)	$(627,119)	$149,533	$471,847	$348,681
Add:
Federal and state income tax (benefit) provisions	584	(43,458)	(19,847)	83,573	308,738	201,091
Interest expensed	47,359	176,336	141,754	111,944	89,721	75,042
Interest expensed mortgage and financing subsidiaries	456	3,601	6,009	7,767	5,801	2,765
Distribution of earnings of unconsolidated joint ventures, net of income (loss) from unconsolidated joint ventures	23,738	44,061	32,221	(347)	(6,171)	(334)
Amortization of bond prepaid expenses	1,660	3,863	2,151	2,089	2,012	10,999
Amortization of bond discounts	116	821	1,084	1,039	715	571

Total (loss) earnings	$(104,497)	$(939,366)	$(463,747)	$355,598	$872,663	$638,815

Fixed Charges:
Interest incurred	$53,510	$190,801	$194,547	166,427	102,930	87,674
Interest incurred mortgage and financing subsidiaries	456	3,601	6,009	7,767	5,801	2,765
Amortization of bond prepaid expenses	1,660	3,863	2,151	2,089	2,012	10,999
Amortization of bond discounts	116	821	1,084	1,039	715	571

Total fixed charges	$55,742	$199,086	$203,791	$177,322	$111,458	$102,009

Ratio of earnings of fixed charges	(a )	(a )	(a )	2.0	7.8	6.3

(a)	Earnings for the three months ended January 31, 2009 and for the year ended October 31, 2008 and 2007 were insufficient to cover fixed charges for such periods by $160.2 million, $1,138.5 million and $667.5 million, respectively.